# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Celcuity Inc., CIK 0001603454
CUSIP: 15102K100
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 16305 36TH AVENUE N, SUITE 100, MINNEAPOLIS, Minnesota (MN), 55446
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000905718-21-000889
Filed by CIK 0001831942

## Reporting persons
- COMMODORE CAPITAL LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,095,650; sole dispositive power 0; shared dispositive power 1,095,650; aggregate amount beneficially owned 1,095,650 (2.9% of the class)
  Comment: See Item 2 for additional information.
- Commodore Capital Master LP: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,095,650; sole dispositive power 0; shared dispositive power 1,095,650; aggregate amount beneficially owned 1,095,650 (2.9% of the class)
  Comment: See Item 2 for additional information.

## Item 1. Issuer
Name of issuer: Celcuity Inc.
Address of issuer's principal executive offices: 16305 36th Avenue North, Suite 100, Minneapolis, Minnesota 55446

## Item 2. Person Filing
Name of person filing: This report on Schedule 13G is being filed by Commodore Capital LP, a Delaware limited partnership (the "Firm") and Commodore Capital Master LP, a Cayman Islands exempted limited partnership ("Commodore Master"). The Firm is the investment manager to Commodore Master. As of December 31, 2024, the Firm may be deemed to beneficially own an aggregate of 1,095,650 shares of common stock, $0.001 par value per share (the "Common Stock"), of the Issuer, consisting of (i) 400,000 shares of Common Stock and (ii) 695,650 shares of Common Stock underlying a warrant, subject to a beneficial ownership limitation of 9.99%. The Firm, as the investment manager to Commodore Master, may be deemed to beneficially own these securities. Michael Kramarz and Robert Egen Atkinson are the managing partners of the Firm and exercise investment discretion with respect to these securities. Ownership percentages are based on 37,129,556 shares of Common Stock reported as issued and outstanding as of November 8, 2024 in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2024.
Address of principal business office or, if none, residence: The address for the Firm and Commodore Master is: 444 Madison Avenue, Floor 35, New York, New York 10022.
Citizenship: The Firm is a Delaware limited partnership and Commodore Master is a Cayman Islands exempted limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,095,650.00
Percent of class: 2.9
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,095,650.00
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,095,650.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
1. Joint Filing Agreement dated as of July 9, 2021, by and between Commodore Capital LP and Commodore Capital Master LP (incorporated by reference to Exhibit 1 to the Schedule 13G filed with the Securities and Exchange Commission on July 9, 2021).

## Signatures
- COMMODORE CAPITAL LP: /s/ Michael Kramarz, Michael Kramarz, Managing Partner (02/14/2025)
- Commodore Capital Master LP: /s/ Michael Kramarz, Michael Kramarz, Authorized Signatory (02/14/2025)